UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG selected historical financial information in US dollars, which appear immediately following this page.

US dollar time series for the periods from 2015 to Q3 2018
of UBS Group AG consolidated

Basis of preparation of this US dollar information

Effective 1 October 2018 and as required by IAS 21, The Effects of Changes in Foreign Exchange Rates, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland has changed from Swiss francs to US dollars and the functional currency of UBS AG’s London Branch operations has changed from British pounds to US dollars. In line with these changes, the presentation currency of UBS Group AG’s and UBS AG’s consolidated financial statements have changed from Swiss francs to US dollars. Prior periods have been restated for this presentation currency change. Prior period information is now presented as if we had always prepared our financial statements under a US dollar presentation currency. Assets, liabilities and total equity were converted to US dollars at historic closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

The attached time series includes selected historical information previously disclosed in Swiss francs, which is now presented in US dollars. This time series information is unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2017.

UBS will present current period financial data in US dollars for the first time in its fourth quarter 2018 report, which will be published on 21 January 2019. This information will include a full balance sheet, including components of equity, restated under a US dollar presentation currency. This information will also be subject to external audit as part of UBS Group AG’s consolidated financial statements included in the Annual Report 2018. UBS expects to complement and update its US dollar time series information for the periods 2015 to 2018 together with the publication of its fourth quarter 2018 report.

The UBS Group AG third quarter 2018 report references changes in Corporate Center cost allocations and equity attribution to business divisions or changes to Corporate Center segment reporting, both of which are applicable as of the first quarter of 2019. The restated US dollar time series for the periods from 2015 to Q3 2018 included in this document does not incorporate the effect of these changes.

→   Refer to the “Recent developments” section of the UBS Group AG third quarter 2018 report for more information

Group time series

UBS Group key figures

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Group results
Operating income	7,428	7,644	8,168	7,207	7,403	7,469	7,543	29,622	28,729	31,727
Operating expenses	5,724	5,938	6,069	6,362	6,139	5,922	5,849	24,272	24,519	26,026
Operating profit / (loss) before tax	1,704	1,706	2,100	845	1,264	1,548	1,694	5,351	4,209	5,701
Net profit / (loss) attributable to shareholders	1,253	1,382	1,566	(2,417)	982	1,153	1,251	969	3,348	6,473
Diluted earnings per share (USD)	0.33	0.36	0.41	(0.65)	0.26	0.30	0.33	0.25	0.88	1.71

Key performance indicators
Profitability and growth
Return on tangible equity (%)	11.2	12.2	13.6	(20.3)	8.3	9.9	10.8	2.2	7.1	13.9
Adjusted return on tangible equity excluding deferred tax expense / benefit and deferred tax assets (%)	15.8	16.4	18.3	8.3	13.3	15.9	17.5	13.7	11.3	12.5
Cost / income ratio (%)	77.0	77.4	74.1	87.2	83.0	78.8	77.5	81.6	85.2	81.7
Adjusted cost / income ratio (%)	75.9	75.9	75.3	83.6	79.0	76.2	74.3	78.2	80.8	80.4
Net profit growth (%)[1]	27.6	19.9	25.1		19.0	3.0	82.6	(71.1)	(48.3)
Resources
Common equity tier 1 capital ratio (%)[2]	13.5	13.4	13.1	13.8	13.7	13.5	14.1	13.8	13.8	14.5
Common equity tier 1 leverage ratio (%)[3]	3.80	3.75	3.76	3.69	3.69	3.70	3.55	3.69	3.53	3.35
Going concern leverage ratio (%)[4]	5.0	5.0	5.0	4.7	4.7	4.7	4.6	4.7	4.6

Additional information
Profitability
Return on equity (%)	9.7	10.5	11.8	(18.0)	7.2	8.6	9.4	1.8	6.1	12.0
Return on risk-weighted assets, gross (%)[5]	11.6	11.8	12.9	11.9	12.0	12.8	13.7	12.6	13.1	14.5
Return on leverage ratio denominator, gross (%)[5]	3.3	3.3	3.6	3.2	3.3	3.4	3.5	3.3	3.2
Resources
Total assets	950,192	952,817	964,260	939,279	943,310	928,422	908,058	939,279	918,906	941,380
Equity attributable to shareholders	52,094	51,210	53,662	52,495	55,156	54,072	53,769	52,495	52,916	55,336
Common equity tier 1 capital	34,816	34,116	34,774	33,516	33,685	33,227	31,251	33,516	30,156	29,994
Risk-weighted assets[2]	257,041	254,603	266,169	243,636	245,723	246,644	221,355	243,636	218,785	207,189
Going concern capital ratio (%)[4]	17.9	17.8	17.3	17.6	17.4	17.2	18.2	17.6	17.9
Total loss-absorbing capacity ratio (%)[4]	31.8	32.3	31.2	33.0	32.9	31.2	33.2	33.0	31.1
Leverage ratio denominator[3]	915,066	910,383	925,651	909,032	913,688	897,057	879,477	909,032	855,255	896,129
Total loss-absorbing capacity leverage ratio (%)[4]	8.9	9.0	9.0	8.8	8.9	8.6	8.4	8.8	7.9
Liquidity coverage ratio (%)	135	144	136	143	142	131	128	143	132	124

Other
Invested assets (USD billion)[6,7]	3,330	3,271	3,309	3,262	3,154	3,033	2,916	3,262	2,761	2,674
Personnel (full-time equivalents)	65,556	63,684	62,537	61,253	60,796	59,470	59,416	61,253	59,387	60,099
Market capitalization	60,890	59,594	67,921	70,912	65,836	65,182	61,616	70,912	60,346	75,023
Total book value per share (USD)	13.98	13.73	14.27	14.11	14.83	14.55	14.48	14.11	14.25	14.75
Tangible book value per share (USD)	12.25	12.00	12.53	12.34	13.06	12.80	12.74	12.34	12.52	13.00

1 Net profit growth for 31 December 2015 will be provided as part of the fourth quarter 2018 USD time series to be published on 21 January 2019.     2 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs).    3 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onward, the Swiss SRB leverage ratio denominator calculation is aligned with the Basel III rules.    4 Based on the Swiss SRB rules as of 1 January 2020 according to the revised Swiss SRB framework that became effective 1 July 2016.    5  Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Includes invested assets for Personal & Corporate Banking.     7 Certain account types were corrected during the fourth quarter of 2017. Prior periods were corrected accordingly.

Income statement

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Net interest income	1,707	995	1,847	1,697	1,806	1,455	1,698	6,656	6,487	6,973
Other net income from fair value changes on financial instruments	1,165	2,211	1,561	999	1,128	1,496	1,442	5,065	5,023	6,008
Credit loss (expense) / recovery	(10)	(29)	(26)	(91)	7	(47)	-	(131)	(38)	(118)
Fee and commission income	4,875	4,845	5,178	4,840	4,855	4,872	4,795	19,362	18,374	19,738
Fee and commission expense	(409)	(421)	(433)	(485)	(458)	(461)	(437)	(1,840)	(1,781)	(1,948)
Net fee and commission income	4,466	4,423	4,744	4,355	4,397	4,411	4,358	17,522	16,593	17,790
Other income	101	43	42	247	65	154	45	511	663	1,074
Total operating income	7,428	7,644	8,168	7,207	7,403	7,469	7,543	29,622	28,729	31,727
Personnel expenses	3,936	4,102	4,254	3,980	4,033	4,121	4,065	16,199	15,913	16,595
General and administrative expenses	1,462	1,533	1,510	2,088	1,825	1,528	1,508	6,949	7,517	8,367
Depreciation and impairment of property, equipment and software	310	287	288	276	265	256	256	1,053	997	952
Amortization and impairment of intangible assets	15	16	16	17	16	16	21	71	93	112
Total operating expenses	5,724	5,938	6,069	6,362	6,139	5,922	5,849	24,272	24,519	26,026
Operating profit / (loss) before tax	1,704	1,706	2,100	845	1,264	1,548	1,694	5,351	4,209	5,701
Tax expense / (benefit)	448	322	533	3,234	280	394	396	4,305	777	(967)
Net profit / (loss)	1,256	1,384	1,567	(2,389)	984	1,154	1,297	1,046	3,432	6,668
Net profit / (loss) attributable to non-controlling interests	3	1	2	27	2	1	46	77	84	195
Net profit / (loss) attributable to shareholders	1,253	1,382	1,566	(2,417)	982	1,153	1,251	969	3,348	6,473

Earnings per share (USD)
Basic	0.34	0.37	0.42	(0.65)	0.26	0.31	0.34	0.26	0.90	1.75
Diluted	0.33	0.36	0.41	(0.65)	0.26	0.30	0.33	0.25	0.88	1.71

Adjusted results[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Operating income as reported	7,428	7,644	8,168	7,207	7,403	7,469	7,543	29,622	28,729	31,727
of which: gains on sale of subsidiaries and businesses	25			153				153	(24)	236
of which: gains on sale of financial assets measured at fair value through OCI[2]				29		108		137	213	11
of which: gains on sales of real estate	31								123	412
of which: gains related to investments in associates									21	84
of which: net foreign currency translation gains / (losses)						(16)		(16)	(84)	(18)
of which: own credit on financial liabilities designated at fair value										573
of which: net losses related to the buyback of debt										(257)
Operating income (adjusted)	7,371	7,644	8,168	7,025	7,403	7,378	7,543	29,349	28,480	30,686

Operating expenses as reported	5,724	5,938	6,069	6,362	6,139	5,922	5,849	24,272	24,519	26,026
of which: personnel-related restructuring expenses[3]	60	64	68	163	145	120	116	545	763	473
of which: non-personnel-related restructuring expenses[3]	63	51	68	224	150	145	128	647	715	792
of which: gain related to changes to the Swiss pension plan			(241)
of which: expenses from modification of terms for certain DCCP awards[4]				26				26
of which: gain related to a change to retiree benefit plans in the US										(21)
of which: impairment on intangible asset										12
Operating expenses (adjusted)	5,601	5,823	6,174	5,949	5,844	5,657	5,605	23,054	23,041	24,770
of which: net expenses for litigation, regulatory and similar matters[5]	2	132	(11)	185	205	10	33	434	805	1,108

Operating profit / (loss) before tax as reported	1,704	1,706	2,100	845	1,264	1,548	1,694	5,351	4,209	5,701
Operating profit / (loss) before tax (adjusted)	1,770	1,821	1,994	1,076	1,559	1,721	1,938	6,295	5,439	5,916

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9 on 1 January 2018, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    3 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management.    4 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    5 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties.

Balance sheet

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Assets
Cash and balances at central banks	94,393	103,166	97,341	90,045	97,647	104,277	108,720	90,045	105,883	91,156
Loans and advances to banks	15,631	15,715	13,991	14,094	15,538	15,025	14,194	14,094	12,926	11,939
Receivables from securities financing transactions	83,508	77,125	80,785	91,951	107,912	94,205	95,331	91,951	79,936	93,323
Cash collateral receivables on derivative instruments	21,821	25,158	25,459	24,040	25,741	23,640	22,478	24,040	26,198	23,724
Loans and advances to customers	324,173	321,091	331,667	326,746	323,690	320,160	307,493	326,746	300,010	310,369
Other financial assets measured at amortized cost	21,015	21,181	20,065	37,815	32,781	30,743	29,401	37,815	27,115	19,739
Total financial assets measured at amortized cost	560,540	563,436	569,307	584,691	603,308	588,050	577,617	584,691	552,068	550,250
Financial assets at fair value held for trading	123,140	113,112	110,719	129,407	113,620	107,512	102,408	129,407	90,416	120,194
of which: assets pledged as collateral that may be sold or repledged by counterparties	37,723	36,904	36,226	36,277	34,508	34,053	30,287	36,277	29,731	51,858
Derivative financial instruments	116,417	122,679	118,878	121,285	123,357	127,033	121,314	121,285	155,642	167,159
Brokerage receivables	20,620	18,578	21,241
Financial assets at fair value not held for trading	88,853	94,040	102,304	60,457	52,393	53,964	49,019	60,457	64,210	6,135
Total financial assets measured at fair value through profit or loss	349,029	348,409	353,143	311,148	289,370	288,509	272,741	311,148	310,269	293,489
Financial assets measured at fair value through other comprehensive income	6,744	7,003	7,088	8,889	13,469	14,707	16,205	8,889	15,402	62,440
Investments in associates	1,000	1,035	1,088	1,045	1,019	1,013	975	1,045	947	952
Property, equipment and software	9,214	9,163	9,294	9,057	8,929	8,778	8,352	9,057	8,186	7,682
Goodwill and intangible assets	6,436	6,448	6,540	6,563	6,597	6,488	6,446	6,563	6,442	6,557
Deferred tax assets	9,818	9,934	10,117	10,056	13,002	13,045	13,114	10,056	13,158	12,928
Other non-financial assets	7,410	7,389	7,683	7,830	7,616	7,832	12,610	7,830	12,434	7,081
Total assets	950,192	952,817	964,260	939,279	943,310	928,422	908,058	939,279	918,906	941,380

Balance sheet (continued)

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Liabilities
Amounts due to banks	10,301	10,333	9,466	7,728	10,986	12,085	8,730	7,728	10,459	11,816
Payables from securities financing transactions	11,022	10,219	9,615	17,485	20,622	14,406	13,662	17,485	9,266	17,653
Cash collateral payables on derivative instruments	28,160	32,125	30,866	31,029	32,939	32,845	29,818	31,029	34,852	38,219
Customer deposits	408,924	406,995	418,108	419,577	414,810	421,294	418,544	419,577	416,267	389,543
Debt issued measured at amortized cost	136,537	138,745	144,630	143,160	137,850	126,842	114,503	143,160	101,837	92,994
Other financial liabilities measured at amortized cost	6,451	6,970	6,200	37,276	38,636	37,302	37,563	37,276	37,729	51,245
Total financial liabilities measured at amortized cost	601,395	605,387	618,885	656,255	655,844	644,773	622,820	656,255	610,410	601,470
Financial liabilities at fair value held for trading	32,639	31,694	36,447	31,251	31,619	26,384	28,521	31,251	22,425	29,089
Derivative financial instruments	115,711	120,276	117,423	119,137	119,222	124,029	119,732	119,137	151,121	162,163
Brokerage payables designated at fair value	38,995	38,239	36,496
Debt issued designated at fair value	62,803	57,352	54,606	50,782	51,158	49,945	50,542	50,782	49,057	56,441
Other financial liabilities designated at fair value	35,262	37,672	36,124	16,643	17,488	17,073	15,549	16,643	14,122	22,142
Total financial liabilities measured at fair value through profit or loss	285,409	285,233	281,096	217,813	219,488	217,431	214,344	217,813	236,725	269,835
Provisions	3,019	3,151	3,193	3,214	3,239	3,341	3,750	3,214	4,101	4,157
Other non-financial liabilities	8,237	7,776	7,359	9,443	8,817	8,082	12,699	9,443	14,083	8,591
Total liabilities	898,060	901,546	910,532	886,725	887,387	873,627	853,612	886,725	865,320	884,052

Equity
Equity attributable to shareholders	52,094	51,210	53,662	52,495	55,156	54,072	53,769	52,495	52,916	55,336
Equity attributable to non-controlling interests	39	61	65	59	767	722	678	59	670	1,992
Total equity	52,132	51,271	53,727	52,554	55,923	54,795	54,446	52,554	53,586	57,328
Total liabilities and equity	950,192	952,817	964,260	939,279	943,310	928,422	908,058	939,279	918,906	941,380

Note 3 Net fee and commission income[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Underwriting fees	210	185	239	199	244	281	278	1,003	739	1,054
of which: equity underwriting fees	98	89	127	106	154	153	161	573	356	663
of which: debt underwriting fees	113	96	112	94	90	129	117	429	383	391
M&A and corporate finance fees	261	180	206	165	181	175	178	698	742	764
Brokerage fees	786	886	1,026	923	903	971	1,023	3,820	3,802	4,322
Investment fund fees	1,221	1,226	1,279	1,095	1,090	1,074	1,063	4,322	4,265	4,846
Portfolio management and related services	1,949	1,922	1,949	2,011	1,959	1,901	1,795	7,666	7,069	7,025
Other	447	446	480	447	479	470	458	1,854	1,757	1,727
Total fee and commission income	4,875	4,845	5,178	4,840	4,855	4,872	4,795	19,362	18,374	19,738
of which: recurring	3,240	3,195	3,257
of which: transaction-based	1,616	1,628	1,903
of which: performance-based	19	22	18
Brokerage fees paid	63	76	90	157	167	183	166	673	769	903
Other	346	345	344	328	290	278	271	1,167	1,013	1,045
Total fee and commission expense	409	421	433	485	458	461	437	1,840	1,781	1,948
Net fee and commission income	4,466	4,423	4,744	4,355	4,397	4,411	4,358	17,522	16,593	17,790
of which: net brokerage fees	723	811	937	766	735	788	857	3,147	3,033	3,419

1 Upon adoption of IFRS 15, certain brokerage fees paid in an agency capacity have been reclassified from Fee and commission expense to Fee and commission income on a prospective basis from 1 January 2018, primarily relating to third-party execution costs for exchange traded derivative transactions and fees payable to third-party research providers on behalf of clients. In addition to the IFRS 15 changes, certain revenues, primarily distribution fees and fund management fees, have been reclassified between reporting lines to better reflect the nature of the revenues, with prior period information restated accordingly. Also, certain expenses that are incremental and incidental to revenues have been reclassified prospectively from General and administrative expenses to Fee and commission expense to improve the alignment of transaction-based costs with the associated revenue stream, primarily impacting clearing costs, client loyalty costs, fund and custody expenses. As the impact of this reclassification was not material, prior period information was not restated.

Note 4 Other income

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Associates, joint ventures and subsidiaries
Net gains / (losses) from disposals of subsidiaries[1]	20	(1)		43	4	(13)	(2)	32	(96)	156
Share of net profits of associates and joint ventures	17	15	16	19	21	17	19	76	109	176
Impairment charges related to associates					(7)			(7)
Total	37	14	16	62	18	4	17	101	12	332
Financial assets measured at fair value through other comprehensive income
Net gains / (losses) from disposals				47	11	131	6	195	350	267
Impairments				(2)		1	(14)	(15)	(5)	(1)
Total				45	11	132	(8)	180	345	266
Net gains / (losses) from disposals of financial assets measured at amortized cost		(1)		(3)	2	(2)	17	14	(3)	28
Net income from properties (excluding net gains / (losses) from disposals)[2]	6	6	6	6	6	6	6	24	26	29
Net gains / (losses) from disposals of properties held for sale	31								128	412
Other	27	23	20	136	28	14	12	191	156	7
Total other income	101	43	42	247	65	154	45	511	663	1,074

1 Includes foreign exchange gains / (losses) reclassified from Other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5 Personnel expenses

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Salaries and variable compensation	2,305	2,456	2,742	2,245	2,373	2,493	2,445	9,556	9,743	10,226
Financial advisor variable compensation[1]	1,016	1,007	1,032	1,046	1,012	1,019	988	4,064	3,740	3,682
Contractors	119	129	123	136	121	111	93	460	426	377
Social security	189	197	243	207	212	192	202	814	755	850
Pension and other post-employment benefit plans	149	170	(35)	173	177	174	200	723	678	838
Other personnel expenses	158	144	150	173	139	133	136	581	570	622
Total personnel expenses	3,936	4,102	4,254	3,980	4,033	4,121	4,065	16,199	15,913	16,595

1  Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6 General and administrative expenses

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Occupancy	230	224	233	240	223	223	221	908	946	964
Rent and maintenance of IT and other equipment	158	150	159	151	137	139	144	570	517	528
Communication and market data services	158	156	161	157	157	152	155	622	634	633
Administration[1]	117	72	144	259	150	104	100	612	716	737
Marketing and public relations	82	85	85	140	91	96	92	419	473	501
Travel and entertainment	102	113	98	122	102	113	88	425	428	477
Professional fees	237	240	245	372	315	284	256	1,227	1,247	1,399
Outsourcing of IT and other services	348	351	361	435	407	372	384	1,597	1,656	1,804
Litigation, regulatory and similar matters[2]	2	132	(11)	185	205	10	33	434	805	1,108
Other	27	11	36	27	38	36	34	135	94	216
Total general and administrative expenses	1,462	1,533	1,510	2,088	1,825	1,528	1,508	6,949	7,517	8,367

1 Administration costs include net expenses / credits related to the UK bank levy.    2 Reflects the net increase / (release) of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties.

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15
Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,253	1,382	1,566	(2,417)	982	1,153	1,251	969	3,348	6,473
Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,253	1,382	1,566	(2,417)	982	1,153	1,251	969	3,348	6,473
Less: (profit) / loss on own equity derivative contracts		(1)	(1)
Net profit / (loss) attributable to shareholders for diluted EPS	1,253	1,381	1,565	(2,417)	982	1,153	1,251	969	3,348	6,473
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,729,382,991	3,750,246,679	3,728,701,542	3,719,192,967	3,717,418,510	3,715,138,875	3,712,946,691	3,716,174,261	3,719,764,322	3,690,375,879
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding[2]	107,610,429	99,757,026	128,521,488	13	120,524,131	110,988,858	123,710,692	120,540,272	104,244,665	90,898,386
Weighted average shares outstanding for diluted EPS	3,836,993,420	3,850,003,705	3,857,223,030	3,719,192,980	3,837,942,641	3,826,127,733	3,836,657,383	3,836,714,533	3,824,008,987	3,781,274,265
Earnings per share (USD)
Basic	0.34	0.37	0.42	(0.65)	0.26	0.31	0.34	0.26	0.90	1.75
Diluted	0.33	0.36	0.41	(0.65)	0.26	0.30	0.33	0.25	0.88	1.71
Shares outstanding
Shares issued	3,855,121,120	3,854,589,552	3,854,297,125	3,853,096,603	3,852,361,272	3,851,805,058	3,851,255,128	3,853,096,603	3,850,766,389	3,849,731,535
Treasury shares	128,747,979	125,469,362	93,077,090	132,301,550	133,704,681	135,182,950	137,116,350	132,301,550	138,441,772	98,706,275
Shares outstanding	3,726,373,141	3,729,120,190	3,761,220,035	3,720,795,053	3,718,656,591	3,716,622,108	3,714,138,778	3,720,795,053	3,712,324,617	3,751,025,260

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 Due to the net loss in the fourth quarter of 2017, a weighted average of 127,252,442 potential shares from unvested notional share awards and options outstanding were not included in the calculation of diluted EPS as they were anti-dilutive for the quarter ended 31 December 2017. Such shares are only taken into account for the diluted EPS calculation when their conversion to ordinary shares would decrease earnings per share or increase loss per share, in accordance with IAS 33, Earnings per Share.

Global Wealth Management[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Net interest income	1,063	1,092	1,079	1,070	1,052	1,012	969	4,103	3,843	3,627
Recurring net fee income	2,412	2,375	2,421	2,316	2,301	2,221	2,130	8,968	8,472	8,759
Transaction-based income	636	726	935	730	735	818	876	3,159	2,887	3,466
Other income	19	9	11	16	24	14	11	65	55	277
Income	4,130	4,202	4,446	4,132	4,111	4,066	3,986	16,295	15,257	16,129
Credit loss (expense) / recovery[2]	(6)	(1)	3	(6)	(1)	(1)	(1)	(8)	(8)	(4)
Total operating income	4,124	4,201	4,450	4,127	4,111	4,065	3,985	16,287	15,249	16,125
Personnel expenses	1,903	1,925	1,973	1,926	1,938	1,930	1,881	7,674	7,254	7,374
General and administrative expenses	298	305	304	366	310	312	275	1,263	1,221	1,500
Services (to) / from Corporate Center and other business divisions	962	910	959	1,028	915	908	875	3,726	3,627	3,620
of which: services from CC – Services	935	886	931	1,004	895	883	845	3,626	3,520	3,522
Depreciation and impairment of property, equipment and software	1	1	1	1	1	1	1	4	4	8
Amortization and impairment of intangible assets	9	13	13	14	12	11	12	49	54	56
Total operating expenses	3,174	3,153	3,251	3,336	3,176	3,162	3,043	12,717	12,159	12,558
Business division operating profit / (loss) before tax	950	1,048	1,199	791	935	903	942	3,571	3,090	3,568

Adjusted results[3]
Total operating income as reported	4,124	4,201	4,450	4,127	4,111	4,065	3,985	16,287	15,249	16,125
of which: gain / (loss) on sale of financial assets available for sale[4]									31
of which: gain / (loss) on sale of subsidiaries and businesses									(24)	180
of which: gain related to investments in associates										15
Total operating income (adjusted)	4,124	4,201	4,450	4,127	4,111	4,065	3,985	16,287	15,242	15,931
Total operating expenses as reported	3,174	3,153	3,251	3,336	3,176	3,162	3,043	12,717	12,159	12,558
of which: personnel-related restructuring expenses[5]	11	3	3	10	13	14	2	39	61	21
of which: non-personnel-related restructuring expenses[5]	0	5	10	24	23	17	11	75	55	39
of which: restructuring expenses allocated from CC – Services[5]	61	39	50	162	108	106	98	474	478	411
of which: gain related to changes to the Swiss pension plan			(66)
of which: a gain related to a change to retiree benefit plans in the US										(21)
Total operating expenses (adjusted)	3,101	3,106	3,254	3,139	3,032	3,025	2,932	12,129	11,564	12,108
Business division operating profit / (loss) before tax as reported	950	1,048	1,199	791	935	903	942	3,571	3,090	3,568
Business division operating profit / (loss) before tax (adjusted)	1,022	1,095	1,196	988	1,079	1,040	1,052	4,159	3,678	3,823

Global Wealth Management (continued)[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Key performance indicators
Pre-tax profit growth (%)	1.6	16.1	27.3	12.6	10.6	16.9	22.3	15.5	(13.4)	1.9
Cost / income ratio (%)	76.8	75.0	73.1	80.7	77.3	77.8	76.3	78.0	79.7	77.9
Net new money growth (%)	2.3	(0.2)	3.3	2.4	0.4	1.4	4.0	2.2	2.2	1.7
Net margin on invested assets (bps)	16	17	20	13	16	16	18	16	15	18

Adjusted key performance indicators[3]
Pre-tax profit growth (%)	(5.2)	5.3	13.6	14.1	5.0	15.4	19.1	13.1	(3.8)	1.9
Cost / income ratio (%)	75.1	73.9	73.2	76.0	73.8	74.4	73.6	74.4	75.8	76.0
Net new money growth (%)	2.3	(0.2)	3.3	2.4	0.4	1.4	4.0	2.2	2.2	2.3
Net margin on invested assets (bps)	17	18	20	17	19	19	20	19	18	19

Additional information
Net new money (USD billion)	13.8	(1.2)	20.0	13.9	2.5	7.8	20.6	44.8	43.0	35.2
Invested assets (USD billion)[6]	2,438	2,393	2,415	2,403	2,325	2,240	2,162	2,403	2,060	1,967
Gross margin on invested assets (bps)	68	70	74	70	72	74	76	73	75	81
Adjusted gross margin on invested assets (bps)	68	70	74	70	72	74	76	73	75	80
Client assets (USD billion)	2,687	2,656	2,676	2,661	2,574	2,481	2,398	2,661	2,297	2,204
Loans, gross (USD billion)[7]	177.9	177.2	180.1	172.5	167.3	164.1	155.6	172.5	151.7	153.7
Advisors (full-time equivalents)	10,677	10,682	10,654	10,616	10,681	10,698	10,819	10,616	10,884	11,159

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Upon adoption of IFRS 9 effective 1 January 2018, credit loss expenses include credit losses on recruitment loans to financial advisors previously recognized in personnel expenses. Prior periods were not restated.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Includes a sale of our investment in Visa Europe.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    6 Certain account types were corrected during the fourth quarter of 2017. Prior periods were corrected accordingly. The effect on net new money in all periods was immaterial.    7 Loans  include customer brokerage receivables which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of key figures[1]

	As of or for the quarter ended							As of or for the year ended
USD billion, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Americas
Net new money	(0.9)	(7.1)	7.5	(1.6)	(2.9)	(6.3)	2.3	(8.5)	8.2	18.5
Net new money growth (%)	(0.3)	(2.3)	2.4	(0.5)	(1.0)	(2.2)	0.8	(0.8)	0.8	1.7
Invested assets[2]	1,307	1,268	1,258	1,263	1,228	1,191	1,174	1,263	1,131	1,062
Loans, gross[3]	58.9	58.1	56.8	57.0	55.9	55.9	54.3	57.0	54.4	52.0
Advisors (full-time equivalents)	6,910	6,937	6,956	6,990	7,031	7,075	7,143	6,990	7,201	7,349
Asia Pacific
Net new money	8.6	2.2	6.3	10.2	2.9	9.9	5.8	28.8	21.2	14.3
Net new money growth (%)	8.8	2.2	6.6	11.5	3.5	12.7	8.1	10.1	7.8	5.3
Invested assets[2]	384	391	397	383	357	332	310	383	287	272
Loans, gross[3]	45.1	47.0	47.9	43.2	39.6	37.9	35.1	43.2	33.2	34.4
Advisors (full-time equivalents)	1,110	1,095	1,077	1,037	1,028	1,008	1,025	1,037	1,016	1,092
EMEA
Net new money	4.8	0.0	5.1	4.3	0.5	2.5	12.2	19.5	9.5	(0.7)
Net new money growth (%)	3.7	0.0	3.7	3.3	0.4	2.1	10.6	4.3	2.1	(0.1)
Invested assets[2]	524	523	547	545	531	515	489	545	462	459
Loans, gross[3]	38.2	37.2	39.3	37.4	37.0	36.2	33.9	37.4	32.9	36.3
Advisors (full-time equivalents)	1,802	1,792	1,764	1,748	1,780	1,767	1,796	1,748	1,822	1,863
Switzerland
Net new money	1.5	4.4	1.7	1.2	2.4	1.8	0.7	6.2	5.4	4.7
Net new money growth (%)	2.8	8.5	3.3	2.4	4.9	3.9	1.7	3.5	3.1	2.7
Invested assets[2]	219	208	208	209	206	200	185	209	176	173
Loans, gross[3]	35.1	34.1	35.3	34.1	34.2	33.6	31.7	34.1	30.6	30.9
Advisors (full-time equivalents)	734	731	731	728	722	724	732	728	729	758

1 Excluding minor functions with 121 advisors, USD 3 billion of invested assets, USD 0.6 billion of loans and USD 0.2 billion of net new money outflows in the third quarter of 2018.    2 Certain account types were corrected during the fourth quarter of 2017. Prior periods were corrected accordingly. The effect on net new money in all periods was immaterial.    3 Loans include customer brokerage receivables which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Personal & Corporate Banking[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Net interest income	528	515	538	532	541	539	515	2,127	2,225	2,354
Recurring net fee income	160	159	163	157	154	155	139	605	560	564
Transaction-based income	286	278	299	288	296	279	262	1,125	1,041	998
Other income	15	14	18	19	17	16	36	87	215	145
Income	989	965	1,017	996	1,008	989	952	3,945	4,042	4,062
Credit loss (expense) / recovery	(3)	(22)	(14)	4	(2)	(29)	7	(20)	(6)	(38)
Total operating income	986	943	1,004	1,000	1,006	960	959	3,925	4,035	4,024
Personnel expenses	207	223	188	190	218	231	213	852	855	906
General and administrative expenses	56	57	62	89	71	77	60	296	287	274
Services (to) / from Corporate Center and other business divisions	299	288	306	319	287	285	265	1,156	1,093	1,117
of which: services from CC – Services	313	307	330	345	311	302	293	1,251	1,201	1,224
Depreciation and impairment of property, equipment and software	3	3	3	4	3	3	3	13	15	17
Amortization and impairment of intangible assets	0	0	0	0	0	0	0	0	0	0
Total operating expenses	565	572	559	602	579	595	540	2,317	2,250	2,313
Business division operating profit / (loss) before tax	421	372	445	398	426	365	419	1,607	1,785	1,711

Adjusted results[2]
Total operating income as reported	986	943	1,004	1,000	1,006	960	959	3,925	4,035	4,024
of which: gains related to investments in associates									21	68
of which: gain on sale of financial assets available for sale[3]									105
Total operating income (adjusted)	986	943	1,004	1,000	1,006	960	959	3,925	3,909	3,956
Total operating expenses as reported	565	572	559	602	579	595	540	2,317	2,250	2,313
of which: personnel-related restructuring expenses[4]	1	1	1	2	2	2	2	7	4	3
of which: non-personnel-related restructuring expenses[4]	0	0	0	0	0	0	0	0	0	0
of which: restructuring expenses allocated from CC – Services[4]	8	9	9	35	24	22	17	98	115	101
of which: gain related to changes to the Swiss pension plan			(38)
Total operating expenses (adjusted)	556	562	587	566	553	571	521	2,212	2,132	2,210
Business division operating profit / (loss) before tax as reported	421	372	445	398	426	365	419	1,607	1,785	1,711
Business division operating profit / (loss) before tax (adjusted)	430	382	417	434	452	389	438	1,713	1,778	1,746

Personal & Corporate Banking (continued)[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Key performance indicators
Pre-tax profit growth (%)	(1.2)	2.0	6.3	7.1	(8.4)	(33.3)	4.3	(10.0)	4.4	4.1
Cost / income ratio (%)	57.1	59.2	54.9	60.4	57.5	60.2	56.8	58.7	55.7	57.0
Net interest margin (bps)	159	153	158	156	157	158	155	157	162	168
Net new business volume growth for personal banking (%)	4.5	3.8	6.5	1.0	3.6	4.6	6.9	4.2	3.2	2.4

Adjusted key performance indicators[2]
Pre-tax profit growth (%)	(4.9)	(1.7)	(4.7)	10.6	(6.9)	(18.0)	2.9	(3.7)	1.8	1.9
Cost / income ratio (%)	56.2	58.2	57.7	56.8	54.9	57.8	54.8	56.1	54.4	55.3
Net interest margin (bps)	159	153	158	156	157	158	155	157	162	168
Net new business volume growth for personal banking (%)	4.5	3.8	6.5	1.0	3.6	4.6	6.9	4.2	3.2	2.4

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the sale of our investment in Visa Europe.    4 Reflects restructuring expenses related to legacy cost programs.

Asset Management[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Net management fees[2]	441	444	452	448	473	454	424	1,800	1,831	1,915
Performance fees	17	19	15	27	39	37	26	130	124	159
Gain / (loss) on sale of subsidiaries and businesses				153				153		56
Total operating income	458	463	468	629	512	491	451	2,083	1,955	2,130
Personnel expenses	169	191	177	177	192	201	162	731	736	755
General and administrative expenses	45	49	52	71	54	53	57	235	244	240
Services (to) / from Corporate Center and other business divisions	121	120	126	141	133	123	127	524	512	520
of which: services from CC – Services	131	130	137	150	142	134	136	562	537	542
Depreciation and impairment of property, equipment and software	0	1	0	0	0	0	0	1	1	2
Amortization and impairment of intangible assets	0	0	0	0	1	1	1	3	5	8
Total operating expenses	336	361	355	390	380	379	347	1,495	1,498	1,526
Business division operating profit / (loss) before tax	123	102	113	239	132	113	103	587	457	604

Adjusted results[3]
Total operating income as reported	458	463	468	629	512	491	451	2,083	1,955	2,130
of which: gain / (loss) on sale of subsidiaries and businesses				153				153		56
Total operating income (adjusted)	458	463	468	476	512	491	451	1,929	1,955	2,074
Total operating expenses as reported	336	361	355	390	380	379	347	1,495	1,498	1,526
of which: personnel-related restructuring expenses[4]	2	15	1	5	7	3	2	17	15	4
of which: non-personnel-related restructuring expenses[4]	1	3	3	6	5	6	5	22	15	11
of which: restructuring expenses allocated from CC – Services[4]	6	8	7	20	16	15	13	63	72	69
of which: gain related to changes to the Swiss pension plan			(10)
Total operating expenses (adjusted)	327	335	353	359	353	355	327	1,393	1,397	1,442
Business division operating profit / (loss) before tax as reported	123	102	113	239	132	113	103	587	457	604
Business division operating profit / (loss) before tax (adjusted)	131	128	114	117	159	137	123	536	558	632

Asset Management (continued)[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Key performance indicators
Pre-tax profit growth (%)	(7.0)	(9.5)	9.2	67.5	23.6	(3.7)	14.6	28.6	(24.4)	18.5
Cost / income ratio (%)	73.2	78.0	75.9	62.0	74.2	77.1	77.1	71.8	76.6	71.6
Net new money growth excluding money market flows (%)	0.3	0.5	15.7	5.8	5.3	6.6	13.5	8.4	(3.9)	0.0
Net margin on invested assets (bps)	6	5	6	12	7	6	6	8	7	9

Adjusted key performance indicators[3]
Pre-tax profit growth (%)[5]	(11.9)	(0.9)	(1.1)	(19.8)	12.6	(9.5)	14.6	(2.1)	(8.7)	12.0
Cost / income ratio (%)	71.3	72.4	75.5	75.4	68.9	72.2	72.6	72.2	71.4	69.5
Net new money growth excluding money market flows (%)	0.3	0.5	15.7	5.8	5.3	6.6	13.5	8.4	(3.9)	0.0
Net margin on invested assets (bps)	6	6	6	6	8	8	7	7	9	9

Net new money / invested assets
Net new money (USD billion)	3.2	(2.1)	33.3	10.0	15.9	10.8	22.9	59.5	(16.2)	(4.6)
Invested assets (USD billion)	830	817	831	796	768	732	695	796	645	649
of which: passive strategies	318	318	320	293	274	258	236	293	203	197

Additional information
Gross margin on invested assets (bps)	22	22	23	32	27	28	27	29	30	32
Adjusted gross margin on invested assets (bps)	22	22	23	24	27	28	27	26	30	31

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees. Beginning 1 January 2018, net management fees additionally include fund and custody expenses recognized as contra revenues and previously included in operating expenses. Prior periods were not restated.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    5 Excluding the impact of business exits. Prior-period information for periods ending  before 1 January 2018 has been restated.

Investment Bank[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Corporate Client Solutions	658	630	877	652	746	754	718	2,870	2,410	3,076
Investor Client Services	1,308	1,569	1,590	1,179	1,116	1,333	1,388	5,016	5,381	6,185
Equities	919	1,061	1,165	912	812	952	935	3,612	3,525	4,131
Foreign Exchange, Rates and Credit	389	507	426	266	305	381	453	1,405	1,856	2,054
Income	1,966	2,199	2,467	1,831	1,862	2,087	2,106	7,886	7,790	9,261
Credit loss (expense) / recovery	1	(6)	(16)	(81)	2	(7)	(6)	(92)	(11)	(68)
Total operating income	1,967	2,193	2,451	1,750	1,864	2,080	2,100	7,794	7,779	9,193
Personnel expenses	673	779	952	658	735	794	819	3,006	3,122	3,362
General and administrative expenses	101	145	152	269	146	130	130	675	812	867
Services (to) / from Corporate Center and other business divisions	702	690	715	771	698	689	666	2,824	2,798	2,919
of which: services from CC – Services	688	669	690	746	678	664	641	2,729	2,707	2,831
Depreciation and impairment of property, equipment and software	2	2	2	3	3	2	3	10	22	27
Amortization and impairment of intangible assets	5	2	3	2	3	3	3	12	12	26
Total operating expenses	1,484	1,619	1,823	1,704	1,586	1,618	1,620	6,527	6,765	7,200
Business division operating profit / (loss) before tax	483	575	628	46	279	463	480	1,267	1,014	1,993

Adjusted results[2]
Total operating income as reported	1,967	2,193	2,451	1,750	1,864	2,080	2,100	7,794	7,779	9,193
of which: gains on sale of financial assets measured at fair value through OCI[3]				29		108		137	77	11
Total operating income (adjusted)	1,967	2,193	2,451	1,720	1,864	1,973	2,100	7,658	7,702	9,182
Total operating expenses as reported	1,484	1,619	1,823	1,704	1,586	1,618	1,620	6,527	6,765	7,200
of which: personnel-related restructuring expenses[4]	1	2	12	12	4	4	18	39	156	14
of which: non-personnel-related restructuring expenses[4]	3	3	2	6	7	3	2	18	14	7
of which: restructuring expenses allocated from CC – Services[4]	32	32	34	108	76	69	57	310	416	386
of which: gain related to the Swiss pension plan			(5)
of which: impairment of an intangible asset										12
of which: expenses from modification of terms for certain DCCP awards[5]				26				26
Total operating expenses (adjusted)	1,448	1,582	1,781	1,553	1,499	1,541	1,543	6,135	6,179	6,781
Business division operating profit / (loss) before tax as reported	483	575	628	46	279	463	480	1,267	1,014	1,993
Business division operating profit / (loss) before tax (adjusted)	519	611	670	168	365	432	557	1,523	1,524	2,401

Investment Bank (continued)[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Key performance indicators
Pre-tax profit growth (%)	73.3	24.2	30.9	(85.0)	69.1	59.5	90.1	25.0	(49.1)
Cost / income ratio (%)	75.5	73.6	73.9	93.1	85.1	77.5	76.9	82.8	86.8	77.7
Return on attributed equity (%)[6]	19.5	21.6	24.0	1.8	11.6	19.9	21.1	13.3	13.1	26.3

Adjusted key performance indicators[2]
Pre-tax profit growth (%)	42.1	41.5	20.2	(51.3)	4.1	(5.5)	50.3	(0.1)	(36.5)	792.5
Cost / income ratio (%)	73.7	72.0	72.2	86.2	80.5	77.9	73.2	79.2	80.1	73.3
Return on attributed equity (%)[6]	20.9	23.0	25.7	6.8	15.2	18.5	24.5	16.0	19.7	31.7

Additional information
Risk-weighted assets (USD billion)[6]	82.4	82.5	91.3	77.0	78.8	78.9	66.1	77.0	69.2	62.8
Leverage ratio denominator (USD billion)[6]	288.2	286.2	290.2	290.9	286.1	278.6	277.0	290.9	227.2	267.6

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects gains on sales of our investment in IHS Markit in 2017, 2016, and 2015 as well as a gain on the sale of our investment in the London Clearing House in the fourth quarter of 2017. Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9 on 1 January 2018, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9. Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of UBS Group third quarter 2018 report for more information.    4 Reflects restructuring expenses related to legacy cost programs.    5 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    6 Refer to the “Capital management” section of UBS Group third quarter 2018 report for more information.

Corporate Center – Total[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Total operating income	(107)	(157)	(204)	(298)	(90)	(128)	49	(467)	(290)	254
Personnel expenses	984	984	965	1,029	951	966	990	3,935	3,946	4,198
General and administrative expenses	962	976	940	1,293	1,243	956	987	4,479	4,953	5,487
Services (to) / from business divisions	(2,084)	(2,008)	(2,106)	(2,260)	(2,034)	(2,004)	(1,932)	(8,230)	(8,029)	(8,176)
Depreciation and impairment of property, equipment and software	304	280	281	268	258	249	249	1,024	955	897
Amortization and impairment of intangible assets	0	0	0	0	0	1	5	7	21	22
Total operating expenses	166	234	81	331	418	168	298	1,215	1,846	2,429
Operating profit / (loss) before tax	(273)	(391)	(285)	(629)	(508)	(296)	(250)	(1,682)	(2,136)	(2,175)

Adjusted results[2]
Total operating income as reported	(107)	(157)	(204)	(298)	(90)	(128)	49	(467)	(290)	254
of which: own credit on financial liabilities designated at fair value										573
of which: gains on sale of real estate	31								123	412
of which: gain / (loss) on sale of subsidiaries and businesses	25
of which: net gains / (losses) related to the buyback of debt										(257)
of which: net foreign currency translation gains / (losses)[3]						(16)		(16)	(84)	(18)
Total operating income (adjusted)	(164)	(157)	(204)	(298)	(90)	(111)	49	(450)	(328)	(456)
Total operating expenses as reported	166	234	81	331	418	168	298	1,215	1,846	2,429
of which: personnel-related restructuring expenses[4]	44	43	50	134	120	97	93	443	527	432
of which: non-personnel-related restructuring expenses[4]	59	40	53	188	116	119	110	532	631	734
of which: restructuring expenses allocated from CC – Services[4]	(106)	(88)	(99)	(324)	(224)	(212)	(185)	(945)	(1,081)	(966)
of which: gain related to changes to the Swiss pension plan			(122)
Total operating expenses (adjusted)	169	238	199	333	406	165	281	1,185	1,769	2,228
Operating profit / (loss) before tax as reported	(273)	(391)	(285)	(629)	(508)	(296)	(250)	(1,682)	(2,136)	(2,175)
Operating profit / (loss) before tax (adjusted)	(333)	(395)	(403)	(631)	(496)	(276)	(232)	(1,635)	(2,098)	(2,684)

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Reflects restructuring expenses related to legacy cost programs.

Corporate Center – Services[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Total operating income	(40)	(79)	(40)	(46)	(72)	(20)	(18)	(157)	(103)	271
Personnel expenses	965	969	940	1,012	933	946	967	3,857	3,847	4,046
General and administrative expenses	937	899	930	1,145	1,244	981	966	4,336	4,192	4,639
Depreciation and impairment of property, equipment and software	304	280	281	268	258	249	249	1,024	955	897
Amortization and impairment of intangible assets	0	0	0	0	0	1	5	7	21	22
Total operating expenses before allocations to BDs and other CC units	2,206	2,149	2,152	2,425	2,435	2,177	2,187	9,224	9,016	9,605
Services (to) / from business divisions and other CC units	(2,126)	(2,054)	(2,156)	(2,313)	(2,091)	(2,058)	(1,983)	(8,445)	(8,263)	(8,511)
of which: services to Global Wealth Management	(935)	(886)	(931)	(1,004)	(895)	(883)	(845)	(3,626)	(3,520)	(3,522)
of which: services to Personal & Corporate Banking	(313)	(307)	(330)	(345)	(311)	(302)	(293)	(1,251)	(1,201)	(1,224)
of which: services to Asset Management	(131)	(130)	(137)	(150)	(142)	(134)	(136)	(562)	(537)	(542)
of which: services to Investment Bank	(688)	(669)	(690)	(746)	(678)	(664)	(641)	(2,729)	(2,707)	(2,831)
of which: services to CC – Group ALM	(43)	(39)	(45)	(43)	(36)	(37)	(30)	(145)	(112)	(99)
of which: services to CC – Non-core and Legacy Portfolio	(35)	(38)	(44)	(51)	(48)	(48)	(51)	(197)	(227)	(325)
Total operating expenses	80	95	(4)	111	344	119	204	779	753	1,094
Operating profit / (loss) before tax	(119)	(174)	(36)	(158)	(417)	(140)	(221)	(935)	(856)	(823)

Adjusted results[2]
Total operating income as reported	(40)	(79)	(40)	(46)	(72)	(20)	(18)	(157)	(103)	271
of which: gains on sales of real estate	31								123	412
of which: gain / (loss) on sale of subsidiaries and businesses	25
Total operating income (adjusted)	(96)	(79)	(40)	(46)	(72)	(20)	(18)	(157)	(226)	(141)
Total operating expenses as reported before allocations	2,206	2,149	2,152	2,425	2,435	2,177	2,187	9,224	9,016	9,605
of which: personnel-related restructuring expenses[3]	44	43	50	134	120	96	92	442	526	418
of which: non-personnel-related restructuring expenses[3]	59	40	53	188	116	118	110	532	631	734
Total operating expenses (adjusted) before allocations	2,103	2,066	2,171	2,103	2,200	1,963	1,984	8,250	7,859	8,454
Services (to) / from BDs and other CC units	(2,126)	(2,054)	(2,156)	(2,313)	(2,091)	(2,058)	(1,983)	(8,445)	(8,263)	(8,511)
of which: restructuring expenses allocated to BDs and other CC units[3]	(107)	(89)	(101)	(326)	(226)	(215)	(188)	(954)	(1,101)	(1,010)
of which: gain related to changes to the Swiss pension plan			(122)
Total operating expenses as reported after allocations	80	95	(4)	111	344	119	204	779	753	1,094
Total operating expenses (adjusted) after allocations	84	101	117	115	335	120	189	759	697	951
Operating profit / (loss) before tax as reported	(119)	(174)	(36)	(158)	(417)	(140)	(221)	(935)	(856)	(823)
Operating profit / (loss) before tax (adjusted)	(180)	(180)	(157)	(161)	(407)	(140)	(207)	(915)	(923)	(1,092)

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.

Corporate Center – Group ALM[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Business division-aligned risk management net income	72	121	138	160	186	171	209	726	856	912
Capital investment and issuance net income	(98)	(103)	(73)	(25)	(33)	(28)	(35)	(121)	45	284
Group structural risk management net income	(224)	(231)	(264)	(216)	(137)	(125)	(44)	(522)	(553)	(667)
Total risk management net income before allocations	(250)	(212)	(199)	(82)	16	18	130	83	348	529
Allocations to business divisions and other CC units	119	82	20	(65)	(63)	(52)	(88)	(268)	(517)	(868)
Total risk management net income after allocations	(131)	(131)	(179)	(147)	(46)	(34)	42	(185)	(167)	(339)
Total operating income as reported	(108)	(177)	(216)	(213)	(50)	(91)	67	(288)	(155)	189
Total operating income (adjusted)[2,3]	(108)	(177)	(216)	(213)	(50)	(75)	67	(271)	(71)	(110)
Total operating expenses as reported	20	21	20	18	18	10	2	48	(1)	(4)
of which: personnel-related restructuring expenses[4]	0	0	0	0	0	1	0	1	0	0
of which: non-personnel-related restructuring expenses[4]	0	0	0	0	0	0	(1)	0	0	0
of which: restructuring expenses allocated from CC – Services[4]	1	0	1	1	1	0	0	3	0	0
Total operating expenses (adjusted)	19	21	19	16	17	9	2	44	(1)	(4)
Operating profit / (loss) before tax as reported	(128)	(198)	(235)	(230)	(69)	(101)	65	(336)	(154)	193
Operating profit / (loss) before tax (adjusted)[2]	(127)	(198)	(235)	(229)	(67)	(84)	65	(315)	(70)	(106)

Additional information
Risk-weighted assets held by Group ALM (USD billion)[5]	12.0	11.4	11.6	11.5	12.5	12.5	10.5	11.5	10.4	6.0
Leverage ratio denominator held by Group ALM (USD billion)[5]	260.2	266.1	263.4	256.3	272.0	269.6	271.3	256.3	267.7	247.4

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Adjusted total operating income excludes foreign currency translation gains or losses, net gains or losses related to the buyback of debt and own credit on financial liabilities designated at fair value.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Capital management” section of UBS Group third quarter 2018 report for more information.

Corporate Center – Non-core and Legacy Portfolio[1]

	As of or for the quarter ended							As of or for the year ended
USD million, except where indicated	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.17	31.12.16	31.12.15

Results
Income	42	100	51	(31)	26	(5)	0	(11)	(20)	(197)
Credit loss (expense) / recovery	(1)	(1)	0	(8)	8	(11)	0	(11)	(12)	(9)
Total operating income	41	99	51	(39)	33	(16)	0	(22)	(32)	(206)
Personnel expenses	9	5	15	9	9	11	15	44	67	121
General and administrative expenses	15	68	(1)	136	(7)	(29)	17	117	744	825
Services (to) / from business divisions and other CC units	42	44	51	57	54	56	61	228	283	393
of which: services from CC – Services	36	38	44	51	48	48	51	198	227	325
Depreciation and impairment of property, equipment and software	0	0	0	0	0	0	0	0	0	0
Amortization and impairment of intangible assets	0	0	0	0	0	0	0	0	0	0
Total operating expenses	66	118	65	202	56	38	93	388	1,094	1,339
Operating profit / (loss) before tax	(25)	(18)	(13)	(241)	(22)	(54)	(93)	(411)	(1,126)	(1,544)

Adjusted results[2]
Total operating income as reported	41	99	51	(39)	33	(16)	0	(22)	(32)	(206)
Total operating income (adjusted)	41	99	51	(39)	33	(16)	0	(22)	(32)	(206)
Total operating expenses as reported	66	118	65	202	56	38	93	388	1,094	1,339
of which: personnel-related restructuring expenses[3]	0	0	0	0	0	0	0	0	1	14
of which: non-personnel-related restructuring expenses[3]	0	0	0	0	0	0	0	0	0	0
of which: restructuring expenses allocated from CC – Services[3]	(1)	1	1	1	1	2	2	6	21	44
Total operating expenses (adjusted)	66	117	63	201	54	36	90	382	1,073	1,281
Operating profit / (loss) before tax as reported	(25)	(18)	(13)	(241)	(22)	(54)	(93)	(411)	(1,126)	(1,544)
Operating profit / (loss) before tax (adjusted)	(26)	(17)	(12)	(240)	(21)	(52)	(91)	(405)	(1,105)	(1,487)

Additional information
Risk-weighted assets (USD billion)[4]	15.9	15.8	16.7	16.6	17.2	18.3	17.1	16.6	18.6	30.6
Leverage ratio denominator (USD billion)[4]	13.4	15.0	16.4	17.1	18.5	20.4	24.5	17.1	22.0	38.4

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of UBS Group third quarter 2018 report for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

      Title:    Executive Director

Date:  October 25, 2018